Exhibit 99.1

Jiayin Group Inc. Announces Sales of Certain Equity Interest in Shanghai Bweenet Network Technology Co., Ltd.

SHANGHAI, January 3, 2022 (GLOBE NEWSWIRE) — Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced that the Company has determined to sell 95% equity interest of Shanghai Bweenet Network Technology Co., Ltd. (“Shanghai Bweenet”), a limited liability company incorporated in the PRC.

On December 29, 2021, Shanghai Jiayin Finance Technology Co., Ltd. (“Jiayin Finance”), a wholly consolidated variable interest entity of the Company, entered into a share acquisition framework agreement with Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party guarantee company, pursuant to which, Jiayin Finance agreed to transfer 95% equity interest of Shanghai Bweenet to Shenzhen Rongxinbao for an aggregate consideration of RMB93.3 million, subject to certain conditions. The closing of the proposed transaction is subject to certain customary conditions, including completion of satisfactory due diligence. Following the completion of the proposed transaction, Jiayin Finance will not own any equity interest in Shanghai Bweenet.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://www.jiayinfintech.cn/english/.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

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